Mail Stop 3561

      							October 4, 2005


Jon F. Chait
Chief Executive Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

	Re:	Hudson Highland Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005

		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 0-50129

Dear Mr. Chait:

      We have reviewed your supplemental response letter dated September 8, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 25, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 15.  Segment and Geographic Data, page 63

1. We note your response to comment 2. In order to help us evaluate your analysis of operating and reportable segments, please tell us how you have identified your chief operating decision maker and provide us with an example of all of the reports provided on a regular basis to the chief operating decision maker. In addition, please address the following items:

* It is unclear to us why you do not believe your temporary and contract staffing, permanent recruitment of mid-level professionals, and related human capital solutions activities are operating segments under paragraph 10 of SFAS 131. Since you have gross margin information for each type of activity, it appears that this information would constitute discrete financial information.

* In light of the above comment, tell us how you have considered the guidance in paragraph 15 of SFAS 131 regarding the evaluation of segments in a matrix organizational structure.

* If you continue to believe that your regions constitute your operating segments, please provide us with additional quantitative information that supports your position that the regions have similar
economic characteristics.   In this regard, based on our review of
the financial results for the years ended December 31, 2003 and
2004
and the six months ended June 30, 2005, it appears that the Americas region has consistently earned lower gross margins and the European region has consistently earned higher gross margins than the Asia Pacific region. In addition, it appears that Adjusted EBITDA margin percentages have varied across all regions for each time period.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


Mr. Jon Chait
Hudson Highland Group, Inc
October 4, 2005
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